Exhibit 4.2

FIRST AMENDMENT TO THE

EIGHTH AMENDMENT AND RESTATMENT OF THE AMERIPRISE FINANCIAL 401(K) PLAN

WHEREAS, Ameriprise Financial, Inc. ("the Company"), adopted a defined contribution plan for its eligible employees effective October 1, 2005, which has been amended from time to time, including, most recently, with the Eighth Amendment and Restatement of the Ameriprise Financial 401(k) Plan (the "Plan"), generally effective January 1, 2018;

WHEREAS, pursuant to its delegation powers, the Compensation and Benefits Committee (the "Committee") of the Board of Directors of the Company has authorized the Company's Executive Vice President of Human Resources to execute and deliver any and all necessary or appropriate non-material amendments to the Plan that do not have a financial impact to the Company in excess of a specific dollar amount;

WHEREAS, the Company intends to clarify the Plan's definition of eligible employee to remove the "Field Force" exclusion since the Company has determined that such individuals are already excluded under Section 2.28(c) of the Plan because such individuals are classified by a participating company or an affiliated company as independent contractors for tax withholding purposes;

WHEREAS, the Company intends to clarify the title of one of the Plan's appointing fiduciaries due to the creation of a new position in Human Resources; and

WHEREAS, the undersigned officer of the Company deems it necessary and appropriate to make this amendment;

NOW, THEREFORE, pursuant to Article 13 of the Plan, the Plan is amended effective September 14, 2018, in the manner below, except that any other provisioris have differing effective date(s) are effective as of such specific date(s):

I.	Section 2.28(a) is replaced in its entirety with the following:

"2.28           Eligible Employee

means any Employee of a Participating Company who is (a) employed within the United States, (b) traditionally employed within the United States and currently on temporary assignment outside the United States or (c) employed outside the United States if the Employee is a U.S. citizen.

(a)    Notwithstanding the foregoing, an Eligible Employee does not include an Employee who is a member of any of the following classifications:

(1)   temporary or casual Employees unless the temporary or casual Employee actually worked one thousand (1,000) hours during his or her initial twelve (12) months of Employment or during any twelve- (12-) month period beginning on an anniversary of his or her first day of Employment;

(2)   co-op student interns and other intern personnel unless the co-op student intern or other intern personnel actually worked one thousand (1,000) hours during his or her initial twelve (12) months of Employment or during any twelve- (12-) month period beginning on an anniversary of his or her first day of Employment;

(3)   members of a collective bargaining unit unless the applicable collective bargaining agreement specifically provides for participation by such Employees;

(4)   Employees paid pursuant to a contract unless such contract specifically describes the Employee as an Eligible Employee for purposes of this Plan;

(5)   any individual whose services are leased from or provided through a third party, regardless of whether such individual would be considered a Leased Employee;

(6)   any Employee who is entitled to benefits under a non-United States retirement plan to which any Participating Company makes contributions;

(7)   Employees who have waived their rights to participate in the Plan or agreed to be excluded from participation in the Plan;

II.	Section 2.28(d) is deleted in its entirety.

III.	The last sentence of the first paragraph of Section 10.1 is replaced in its entirety with the following:

"For purposes of this Section, the "appointing fiduciaries" are the Company's Senior Vice President - Benefits & HR Operations and the Senior Vice President - Strategy (or, in either case, if there is no person holding that title, a person holding a successor title or acting in such capacity)."

IN WITNESS WHEREOF, the Executive Vice President of Human Resources has caused this First Amendment to be effective and executed September 17, 2018.

AMERIPRISE FINANCIAL, INC.

/s/ Kelli Hunter Petruzillo
Title:	Executive Vice President, Human Resources